UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                      PLATINUM UNDERWRITERS HOLDINGS, LTD.
         --------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares, $0.01 par value
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    G7127P100
             ------------------------------------------------------
                                 (CUSIP Number)

                                November 1, 2002
             ------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes


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



--------------------------------------------------------------------------------
                                       13G
CUSIP No.  G7127P10
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       RenaissanceRe Holdings Ltd.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [ ]
       (b) [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Bermuda
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

                   6,460,000(1)
NUMBER OF    -------------------------------------------------------------------
SHARES         6   SHARED VOTING POWER
BENEFICIALLY
OWNED BY           0
EACH         -------------------------------------------------------------------
REPORTING      7   SOLE DISPOSITIVE POWER
PERSON
WITH               6,460,000
             -------------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   0
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,460,000
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       Not Applicable
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       14.2%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

----------

(1) Pursuant to the Bye-laws of Platinum Underwriters Holdings, Ltd. ("Platinum"), if RenaissanceRe's ownership of Platinum's Common Shares constitutes 10% or more of the issued Common Shares, the Common Shares owned by RenaissanceRe will have reduced voting rights so that RenaissanceRe is not able to exercise more than 9.9% of the total voting rights attached to all of the then issued Common Shares.


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


Item 1.

     (a) Name of Issuer
         --------------

         Platinum Underwriters Holdings, Ltd.

     (b) Address of Issuer's Principal Executive Officers
         ------------------------------------------------

         Clarendon House
         2 Church Street
         Hamilton HM 11
         Bermuda

Item 2.

     (a) Name of Person Filing
         ---------------------

         RenaissanceRe Holdings Ltd. ("RenaissanceRe")

     (b) Address of Principal Business Office or, if none, Residence
         -----------------------------------------------------------

         Renaissance House
         8-12 East Broadway
         Pembroke HM 19
         Bermuda

     (c) Citizenship
         -----------

         Bermuda

     (d) Title of Class of Securities
         ----------------------------

         Common Shares, $0.01 par value

     (e) CUSIP Number

         G7127P100

Item 3.  Not applicable.

Item 4.  Ownership

     (a) Amount beneficially owned
         -------------------------

         6,460,000


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


     (b) Percent of class:
         -----------------

         14.2%. This percentage was calculated based upon 45,504,000 Common Shares, including 43,004,000 Common Shares currently outstanding as described in Platinum's 424(b) Prospectus, filed on October 29, 2002 (including Common Shares subsequently issued pursuant to the exercise of the underwriters' over-allotment option as described in such Prospectus), and 2,500,000 Common Shares issuable to RenaissanceRe upon exercise of options. On a fully diluted basis, RenaissanceRe's percentage ownership is 11.23% based on 57,504,000 Common Shares (as described in such Prospectus).

     (c) Number of shares as to which the person has:
         --------------------------------------------

         (i)   Sole power to vote or to direct the vote: 6,460,000(2)

         (ii)  Shared power to vote or to direct the vote: 0

         (iii) Sole power to dispose or to direct the disposition of: 6,460,000

         (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


----------

(2) Pursuant to Platinum's Bye-laws, if RenaissanceRe's ownership of Platinum's Common Shares constitutes 10% or more of the issued Common Shares, the Common Shares owned by RenaissanceRe will have reduced voting rights so that RenaissanceRe is not able to exercise more than 9.9% of the total voting rights attached to all of the then issued Common Shares.


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


Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 4, 2002


RENAISSANCERE HOLDINGS LTD.


By: /s/  Stephen H. Weinstein
    ------------------------------
Name:  Stephen H. Weinstein
Title: Vice President, General Counsel and Secretary


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